EXHIBIT 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
As of August 9, 2020, Tandy Leather Factory, Inc. (“TLF,” “we,” “our” and “us”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, $0.0024 par value per share (the “Common Stock”).
Description of Capital Stock
The following summary of our capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to our Certificate of Incorporation, as amended, including the certificates of designations and certificates of eliminations pursuant to which any outstanding series of preferred stock may be issued (the “Certificate of Incorporation”), our Bylaws (the “Bylaws”) and the General Corporation Law of the State of Delaware (“DGCL”), including Section 203. Please refer to these materials for a complete statement of the terms and rights of the Common Stock and preferred stock. Copies of our Certificate of Incorporation and Bylaws have been filed with the Securities and Exchange Commission (the “SEC”) as Exhibits 3.1 and 3.2, respectively, to our Annual Report on Form 10-K.
Authorized Capital Stock
Under the Certificate of Incorporation, our authorized capital stock consists of:
•	25,000,000 shares of Common Stock, $0.0024 par value per share, and

•
20,000,000 shares of preferred stock, $0.10 par value per share (the “Preferred Stock”), 25,000 shares of which have been designated as “Series A Junior Participating Preferred Stock” (“Series A Preferred Stock”), with a liquidation preference of $1,000.00 per share or an amount equal to 1,000 times the aggregate amount to be distributed per share to holders of shares of Common Stock (subject to adjustment as set forth in the certificate of designations in respect of the Series A Preferred Stock), whichever is greater.

As of December 31, 2019, we had approximately 9,022,187 shares of our Common Stock and no shares of Preferred Stock outstanding.
Common Stock
Dividend Rights
The holders of Common Stock are entitled to receive dividends as may be declared from time to time by our board of directors out of legally available funds.
Voting Rights
Our Common Stock possesses ordinary voting rights for the election of directors and in respect of other corporate matters, each share being entitled to one vote. The Common Stock has no cumulative voting rights, meaning that the holders of a majority of the shares cast for the election of directors can elect all the directors standing for election if they choose to do so.
Liquidation Rights
Upon our liquidation or dissolution, the holders of our Common Stock are entitled to share ratably in the net assets legally available for distribution to stockholders after payment of all corporate debts and payment of any liquidation preference granted to holders of any outstanding shares of our Preferred Stock.

Miscellaneous
The Common Stock carries no preemptive, conversion or subscription rights and is not redeemable, assessable or entitled to the benefits of any sinking fund. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable.
Listing
Our Common Stock trades on the OTC Link (previously “Pink Sheets”) operated by OTC Markets Group under the symbol “TLFA.”
Transfer Agent

The transfer agent and registrar for our Common Stock is Broadridge Corporate Issuer Solutions.
Preferred Stock
Under our Certificate of Incorporation, our board of directors may provide for the issuance of up to 20,000,000 shares of Preferred Stock in one or more series. We currently have one authorized series of Preferred Stock: the Series A Preferred Stock. In June 2013, the board of directors, in connection with a rights agreement, authorized 25,000 shares of the Series A Preferred Stock, with a liquidation preference of $1,000.00 per share or an amount equal to 1,000 times the aggregate amount to be distributed per share to holders of shares of Common Stock (subject to adjustment as set forth in the certificate of designations in respect of the Series A Preferred Stock), whichever is greater. The rights agreement and the related preferred share purchase rights expired on June 6, 2016. As of December 31, 2019, there were no shares of the Series A Preferred Stock outstanding. The certificate of designations in respect of the Series A Preferred Stock is filed as Exhibit 3.3 to our Annual Report on Form 10-K.
The rights, preferences, privileges and restrictions, including liquidation preferences, of the Preferred Stock of each additional series will be fixed or designated by our board of directors pursuant to a certificate of designations without any further vote or action by our stockholders. Certificates of designations will be filed with the SEC in connection with the offering of the specific series of Preferred Stock. The issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of TLF. Upon issuance against full payment of the purchase price therefor, shares of Preferred Stock offered will be fully paid and non-assessable.
Limitation on Directors’ Liability
Delaware corporation law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgement based on all material information reasonably available to them. Absent the limitations authorized by such laws, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our Certificate of Incorporation limits the liabilities of our directors to us or our stockholders, in their capacity as directors but not in their capacity as officers, to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability:
•	for any breach of the director’s duty of loyalty to us or to our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

This provision in our Certificate of Incorporation, as amended, may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders.
Anti-Takeover Provisions
Certain provisions in our organizational documents could delay or prevent an unsolicited change in control of us, including the authority of our board of directors to issue Preferred Stock discussed above and advance notice provisions for director nominations or business to be considered at a stockholders meeting. In addition, Delaware law imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding Common Stock.